Zodiac Exploration Inc.

TSX VENTURE: ZEX

February 14, 2013.

Zodiac Exploration Inc. Announces Spudding of the First Well by Aera Energy LLC on its Mortgage Block in the San Joaquin Basin, California

CALGARY, ALBERTA – Zodiac Exploration Inc. ("Zodiac" or the "Company") (TSX VENTURE:ZEX) is pleased to confirm that the Aera - Mortgage 881D-15 well in the San Joaquin Basin has been spudded by Aera Energy LLC ("Aera"), subject to the terms of the previously announced Farmout agreement (October 23, 2012), under which, Aera will cover 100% of all costs for this first well, plus further wells comprising; a vertical well and two horizontal wells. The horizontal wells may be drilled out of the vertical wellbores or as standalone wells at Aera’s sole discretion.

Zodiac has a strong, positive balance sheet and continues its endeavors to enter into further farmout arrangements on its remaining land in the San Joaquin basin.

About Aera

Aera Energy LLC is one of California’s largest oil and gas producers, accounting for approximately 25 percent of the state’s production. Headquartered in Bakersfield, Calif., most of Area’s production is centered in the San Joaquin Valley. The company also has oil field operations in Ventura and Monterey counties.

About Zodiac

Zodiac is a Calgary based company formed to explore for and eventually develop and produce oil and gas assets in North America with a focus on the San Joaquin Basin in California, USA. Zodiac has an accumulated land base of approximately 86,000 net acres in Kings and Kern Counties, California prior to any earning by Aera under the Farmout Agreement. Zodiac believes that its acreage position contains unconventional (low permeability) as well as conventional light oil prospects.

For more specific information on the Farmout Agreement, please refer to the Zodiac website at:

http://www.zodiacexploration.ca/upload/news_release/35/01/121023--zodiac-signs-farmout-agreement-with-aera-energy.pdf

For further information please contact:

Zodiac Exploration Inc.

Peter Haverson

President & CEO

(403) 444-7896

peter@zodiacexploration.ca

Cautionary Statements

This press release contains certain forward‐looking statements and forward‐looking information (collectively referred to herein as "forward‐looking statements") within the meaning of applicable securities laws. All statements other than statements of historical fact are forward‐looking statements. Forward‐looking statements typically contains words such as "anticipate", "believe", "confirms", "continuous", "estimate", "expect", "may", "plan", "project", "should", "will", or similar words suggesting future outcomes. In particular, this press release contains forward‐looking statements pertaining to the expectation that Aera will be drilling an additional vertical and two horizontal earning wells under the Farmout Agreement.

Forward‐looking information is based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors (many of which are beyond the control of Zodiac) that could cause actual events or results to differ materially from those anticipated in the forward‐looking information. Some of the risks and other factors could cause results to differ materially from those expressed in the forward‐looking information include, but are not limited to: operational risks in exploration, development and production; delays or changes in plans; competition for and/or inability to retain drilling rigs and other services; competition for, among other things, capital, acquisitions of reserves and resources, undeveloped lands, skilled personnel and supplies; risks associated with the uncertainty of resource estimates; governmental regulation of the oil and gas industry, including environmental regulation; geological, technical, drilling and processing problems and other difficulties in producing reserves; the uncertainty of estimates and projections of production, costs and expenses; unanticipated operating events or performance which can reduce production or cause production to be shut in or delayed; incorrect assessments of the value of acquisitions; the need to obtain required approvals from regulatory authorities; stock market volatility; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; access to capital; and other factors. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

In addition to other factors and assumptions which may be identified in this press release, assumptions have been made regarding, among other things: the timing and costs of drilling and completion expenditures; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; the ability of the Company to obtain and retain qualified staff, equipment and services in a timely and cost efficient manner; and the general stability of the economic and political environment in which the Company operates. Readers are cautioned that the foregoing list of factors is not exhaustive.

The forward‐looking information contained in this news release is expressly qualified by this cautionary statement. Zodiac does not undertake any obligation to update or revise any forward‐looking statements to conform such information to actual results or to changes in our expectations except as otherwise required by applicable securities legislation. Readers are cautioned not to place undue reliance on forward‐looking information.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.